

Mail Stop 3561

April 18, 2018

Roy R. Centrella
Senior Vice President and Chief Financial Officer
Southwest Gas Holdings, Inc.
5241 Spring Mountain Road
Post Office Box 98510
Las Vegas, Nevada 89193-8510

> **Re:** **Southwest Gas Holdings, Inc.**
> **Southwest Gas Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **File Nos. 1-37976 and 1-7850**

Dear Mr. Centrella:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibit 13.01

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary Operating Results, page 31

1. We note your disclosure of operating margin, a non-GAAP measure. In future filings please provide a reconciliation of the differences between the non-GAAP financial measure with the most directly comparable financial measure calculated and presented in accordance with GAAP. These requirements also apply to non-GAAP measures presented in earnings releases furnished under Item 2.02 of Form 8-K. Refer to Item 10(e) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 13 – Income Taxes, page 108

2. We note that you made several TCJA estimated provisions to your financial statements
    for the year ended December 31, 2017. While we understand that management intends to
    continue to permanently reinvest any future foreign earnings in Canada, please tell us
    what consideration you gave to recognizing a one-time mandatory deemed repatriation
    tax on certain unrepatriated foreign earnings for the fiscal year ended December 31, 2017
    pursuant to the TCJA.

    We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

    You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 with any
questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products